UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On April 11, 2025, Basel Medical Group Pte. Ltd. (“BMGPL”), a subsidiary of Basel Medical Group Ltd (Nasdaq: BMGL), entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with Silkroute Biomed Healthcare Pte. Ltd. (the “Seller”) for the acquisition of all of the ordinary shares in the issued and paid-up share capital (the “Sale Shares”) of Bethesda Medical Pte. Ltd., a company incorporated in Singapore (“Bethesda Medical”). The acquisition of Bethesda Medical pursuant to the Sale and Purchase Agreement was completed on April 30, 2025. Following such completion, Bethesda Medical became a wholly owned indirect subsidiary of Basel Medical Group Ltd. Upon completion, BMGPL paid the Seller a sum of US$6.5 million for such acquisition, and subsequently BMGPL and the Seller further agreed that the remaining deferred consideration of US$1.5 million shall be waived. Following such agreement, the total consideration of US$6.5 million for the acquisition of Bethesda Medical has been fully satisfied by BMGPL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

	By:	/s/ Darren Yen Feng Chhoa
	Name:	Dr. Darren Yen Feng Chhoa
	Title:	Chief Executive Officer

Date: January 21, 2026